# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 385 South Pierce Avenue, Suite C, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0002024448
Persons authorized to receive notices and communications: c/o 111 Equity Group LLC, 1 BATTERY PARK PLAZA, SUITE 3100, NEW YORK, New York (NY), 10004, (212)-620-0099

## Reporting persons
- 111 Equity Group LLC (CIK 0002024448): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1). This Amendment No. 2 (this "Amendment 2") amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on June 7, 2024 (the "Original Schedule 13D", as amended by the First Amendment dated June 28,2024, and by this Amendment 2, the "Schedule 13D") and is filed by 111 Equity Group LLC ("111 Equity Group"), Rochel M. Kassirer ("Kassirer"), and Chaim Herzog ("Herzog") (111 Equity Group, Kassirer and Herzog are herein collectively referred to as the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
- Rochel M. Kassirer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1). 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Kassirer may be deemed to be a beneficial owner of the shares held by 111 Equity Group.
- Chaim Herzog: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1). 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Herzog may be deemed to be a beneficial owner of the shares held by 111 Equity Group.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 385 South Pierce Avenue, Suite C, Louisville, Colorado (CO), 80027

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Effective February 12, 2025, the Agreement for Use and Non-Disclosure of Proprietary Information (the "NDA") between 111 Equity Group, one of the Reporting Persons, and the Issuer was terminated. The NDA was originally executed on June 26, 2024, and established mutual obligations for both parties to maintain the confidentiality of non-public and/or proprietary information exchanged in connection with potential business activities.

The Reporting Persons have no current intention to further engage with Issuer management or others with respect to the business of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the end of business on the event date of July 28, 2025 (the "Event Date") and the date of filing of this Amendment No. 2 to Schedule 13D, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

See Item 5(c) for details of the Reporting Persons' transactions in the Common Stock over the 60-day period before the filing of this Amendment 2. The sales during this period include sales of certain shares of Common Stock acquired outside the 60-day period, and which did not result in a 1% increase in beneficial ownership.
Transactions in the class effected during the past sixty days: See Exhibit
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 28, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure included in Item 4 is incorporated by reference into this Item 6 as if included herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1

## Signatures
- 111 Equity Group LLC: /s/ Chaim Herzog, Manager (07/30/2025)
- Rochel M. Kassirer: /s/ Rochel M. Kassirer, Self (07/30/2025)
- Chaim Herzog: /s/ Chaim Herzog, Self (07/30/2025)